

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

February 10, 2017

Via E-mail
Ms. Nancy B. Davis
Chief Financial Officer
Stock Yards Bancorp, Inc.
1040 East Main Street
Louisville, Kentucky 40206

    Re: Stock Yards Bancorp, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2015
            Filed March 4, 2016
            File No. 001-13661

Dear Ms. Davis:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  /s/ Stephanie L. Sullivan

                  Stephanie L. Sullivan
                  Senior Technical and Policy Advisor
                  Office of Financial Services